UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number: 001-32500

TRX Gold Corporation
(Translation of registrant's name into English)

277 Lakeshore Road East, Suite 403
Oakville, Ontario
Canada L6J 1H9
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

On May 12, 2023, TRX Gold Corporation (the “Company”) entered into an At The Market Offering Agreement (the “Agreement”) with H.C. Wainwright & Co., LLC (the “Lead Agent”) and Roth Capital Partners, LLC pursuant to which the Company may offer and sell, from time to time, through the Lead Agent, common shares without par value (the “Shares”) having an aggregate offering price of up to $10,000,000. Under the Agreement, the Lead Agent may sell Shares by any method deemed to be an “at-the-market” offering as defined in Rule 415 (a) (4) promulgated under the Securities Act of 1933, as amended (“Securities Act”), including sales made directly on or through NYSE American, the existing trading market for our common shares in the United States, sales made to or through a market maker other than on an exchange or otherwise, directly to the sales the Lead Agent as principal, in negotiated transactions at market prices prevailing at the time of sale or at prices related to such prevailing market prices, and/or in any other method permitted by law. No common shares in the offering will be sold on the Toronto Stock Exchange or any other trading market in Canada.

The Company intends to use the net proceeds of the offering for working capital and for other general corporate purposes.

Subject to the terms and conditions of the Agreement, the Lead Agent will use commercially reasonable efforts, consistent with its normal trading and sales practices and applicable state and federal law, rules and regulations and the rules of the NYSE American, to sell the Shares from time to time based upon the Company’s instructions, including any price, time or size limits or other customary parameters or conditions the Company may impose.

The Company will pay the Lead Agent a commission of 3.0% of the aggregate gross proceeds from each sale of Shares. The Company has also agreed to reimburse the Lead Agent for certain specified expenses, including the fees and disbursements of Lead Agent’s legal counsel in an amount not to exceed $50,000. The Company shall also reimburse the Lead Agent for Lead Agent’s counsel’s fees in connection with each due diligence update session up to a maximum of $2,500 per update, plus any incidental expense incurred by the Lead Agent in connection therewith.

The foregoing description of the terms of the Agreement does not purport to be complete and is subject to, and qualified in its entirety by reference to, the Agreement, which is filed herewith as Exhibit 10.1 and is incorporated herein by reference.

The opinion of Diges Professional Corporation, carrying on business as REVlaw, Toronto, Canada regarding the validity of the Shares that will be issued pursuant to the Agreement is also filed herewith as Exhibit 5.1.

The Shares will be issued pursuant to the Company’s previously filed and effective Registration Statement on Form F-3 (File No. 333-25526) filed with the Securities and Exchange Commission. This Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy Shares, nor shall there be any sale of the Shares in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Cautionary Statement Regarding Forward-Looking Statements

This Report on Form 6-K contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts, such as statements regarding the sale of Shares under the Agreement, if any, the intended use of proceeds, as well as termination of the Agreement. The statements in this Report related to the completion, timing and size of the offering are “forward-looking” statements. These forward-looking statements are based upon the Company’s current expectations. Forward-looking statements involve risks and uncertainties. The Company’s actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks related to market conditions and the satisfaction of customary closing conditions related to the offering. There can be no assurance that the Company will be able to sell all of the Shares pursuant to the offering. These statements are subject to uncertainties and risks including, but not limited to the risks identified in reports filed from time to time with the SEC. All such forward-looking statements are expressly qualified by these cautionary statements and any other cautionary statements which may accompany the forward-looking statements. In addition, we disclaim any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

Incorporation by Reference

The information set forth in this report on Form 6-K, including the exhibits hereto (excluding Exhibit 99.1), is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 as filed on April 27, 2021, and declared effective on May 14, 2021 (No. 333-255526).

Exhibits

The following exhibits are filed as part of this Form 6-K:

Exhibit	Description
5.1	Opinion of Diges Professional Corporation, carrying on business as REVlaw
10.1	At Market Offering Agreement
99.1	Press Release – TRX Gold Announces US ATM Offering

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRX Gold Corporation
(Registrant)

By:	/s/ Stephen Mullowney
Stephen Mullowney
Chief Executive Officer

Date: May 12, 2023